                                                                       Exhibit 3


                                  PRESS RELEASE

                      SALE OF SERIES A PREFERRED COMPLETED

                RESIGNATION OF CHAIRMAN, SECRETARY AND TREASURER


RENO, NEVADA,  MAY 7, 1996 :     Nevada Energy Company, Inc.,  NASDAQ: NNRGA
("the Company") is pleased to announce the completion of the transaction associated with its announcements on March 15, 1996 and April 16, 1996 respectively which related to the sale of 1,960,795 Series A Preferred shares valued at $2.50 per share to a group led by the Waterford Trust Company Limited ("Waterford"). As a direct result of this transaction, the group has initially acquired approximately 14% of all outstanding voting stock of the Company.

Terms of the Company's Series A Preferred shares provide that no dividends of any kind or nature shall be paid or declared on the Series A Preferred shares. Series A Preferred shares have the right to convert to the Company's Class A Common shares. Liquidation preference rights of Series A Preferred shares are limited to the par value of $.001 per each outstanding Series A Preferred share. Voting rights for each Series A Preferred share are equal to all other classes of stock.

Related to the sale of 1,960,795 Series A Preferred shares, the Company's Chairman, Jeffrey Antisdel, Secretary and Treasurer, Richard Cascarilla, have voluntarily resigned their Board of Director positions. Mr. Antisdel is expected to be succeeded as Chairman by incumbent director, Charles A. Cain. Mr. Cascarilla is expected to be succeeded by director Peter J. Cannell as Secretary and Treasurer. It is anticipated that the remaining Board of Directors will resign and be replaced by Board of Director nominee Mr. John C. Goold. The Board of Directors is expected to consist of three members.

Charles Cain, MA-ACIB, age 58, is a graduate of Cambridge University and founder of the corporate and management trust firm formerly known as Charles Cain & Company Limited. Mr. Cain is an affiliate of the American Bar


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Association, Associate of the Chartered Institute of Bankers, member of American
Tax Institute in Europe, member of the International Fiscal Association, member of the International Tax Planning Association, member of the Society of Trust and Estate Practitioners and member of the Offshore Institute. Mr. Cain is also Editor of Offshore Investment, an international journal for the offshore finance industry.


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


NEWS RELEASE
MAY 7, 1996
PAGE 2 OF 2


Peter Cannell, BA, age 30, is a Graduate of the University of Glasgow and an Associate of the Institute of Chartered Secretaries & Administrators. Mr. Cannell is a recipient of the Beatson Prize for Chemistry, the E.H. Stenning Prize for Biology, Duke of Edinburgh Gold Award and Manx Scholarship. Mr. Cannell has previously held the position of Project Administrator to IFG International, an Isle of Man corporation, company Secretary for Operation Mobilization, a United Kingdom corporation.

John Crosbie Goold, age 54, has educational credentials which include Royal Melbourne Technical College and New York University. Mr. Goold is a private investor specializing in research and investment in energy companies, computer technology and telecommunications in Asian, European and United States capital markets.

Nevada Energy Company is a non-regulated utility holding company specializing in the development, financing, construction and operation of electric power generating facilities and other non-related business enterprises.


FOR FURTHER INFORMATION: JEFFREY ANTISDEL AT      (702) 786-7979


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